[redacted]

13010400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farm Road
(No. and Street)

Milford	CT	06461
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.M. Moody III — 203-783-4400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 3/4/13

EK 3/4/13

OATH OR AFFIRMATION

I, A.M. Moody, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A M Moody III

Signature

PRESIDENT

Title

Helen B. Iwasczyszyn

Notary Public

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2015

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ✓ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2012

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2012

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2012

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the Company), a subsidiary of The Winthrop Corporation, as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Accompanying Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information on pages 9 through 11 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying information is fairly stated in all material respects in relation to the financial statements as a whole.

February 19, 2013
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala P.C.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets	
Cash	$165,186
Accounts receivable	81,789
Prepaid expenses	17,956
Due from affiliates (Note 2)	580,955
Total Assets	$845,886
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable	$ 56,706
Due to affiliates (Note 2)	6,197
Total Liabilities	62,903
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	631,127
Total Shareholder's Equity	782,983
Total Liabilities and Shareholder's Equity	$845,886

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2012

Fee revenue (Note 2)	$458,149
Expenses (Note 2)	
Promotional activities	91,902
Commissions to other brokers	200,411
Travel and entertainment	18,941
Other	171,405
	482,659
Loss before income taxes	(24,510)
State income tax	56
Net loss	($ 24,566)

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock			
	Shares	**Amount**	**Capital In Excess of Par**	**Retained Earnings**
Balance, January 1, 2012	1,000	$1,000	$150,856	$655,693
Net loss				(24,566)
Balance, December 31, 2012	1,000	$1,000	$150,856	$631,127

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	($ 24,566)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(5,905)
Prepaid expenses	(169)
Accounts payable	(128)
Due to/from affiliates	(85,849)
Net cash used in operating activities	(116,617)
Net decrease in cash	(116,617)
Cash, beginning	281,803
Cash, ending	$165,186

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2012

1. **Summary of significant accounting policies:**

Description of Company:

The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies.

On December 19, 2012, National Patent Development Corporation (National) acquired the stock of TWC, and TWC became a wholly-owned subsidiary of National. The acquisition did not have a material effect on the financial statements of the Company. Subsequent to year end, National changed its name to Wright Investors' Service Holdings, Inc.

The Company is registered as a broker-dealer in Puerto Rico and every state except Alaska and Hawaii.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Summary of significant accounting policies** (continued):

Income taxes:

The Company files a consolidated tax return with its parent federal taxes are recorded based on overall expected consolidated taxable income. State income taxes are computed on an individual company basis taking into consideration available tax benefits and credits of other members of the consolidated group.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2009 are no longer subject to examination by taxing authorities.

2. **Related party transactions:**

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds. Several officers of the Company are also officers of the mutual funds.

The Company loans and borrows funds on an as needed basis with TWC and its subsidiaries. These advances are non-interest bearing and are payable on demand.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company.

3. **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital and minimum net capital requirements of $102,283 and $5,000, respectively. The Company's net capital ratio was .61 to 1.

4. **Subsequent events:**

Management has evaluated subsequent events through February 19, 2013, the date which the financial statements were available for issue.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

Year Ended December 31, 2012

Fee Revenue	
Mutual fund distribution fees	$ 90,543
Commissions – non WISDI sales	367,606
Total Fee Revenue	$458,149
Other Expenses	
Commissions – non WISDI sales	$ 84,422
Depreciation and amortization	444
Dues and subscriptions	498
Insurance	8,373
Miscellaneous	655
Outside services	39,364
Postage	2,431
Printed material and office expenses	3,794
Professional fees	4,112
Property and other taxes	115
Regulatory fees	23,595
Rent	2,213
Telephone and electric	1,389
Total Other Expenses	$171,405

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2012

Shareholder's equity	$782,983
Less non allowable assets	680,700
Net capital	102,283
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$ 97,283
Total aggregate indebtedness	$ 62,903
Required minimum net capital (6.67% of total aggregate indebtedness or $5,000)	5,000
Ratio of total aggregate indebtedness to net capital	.1 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2012 computation of net capital reported to FINRA.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company complied with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2012.

DH
L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors' on
Internal Controls Required by SEC Rule 17a-5

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements of Wright Investors' Service Distributors, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2013
Shelton, Connecticut